UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
to
ANNUAL REPORT
of the

BOLIVARIAN REPUBLIC OF VENEZUELA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Bernardo Alvarez Herrera
Ambassador of the Bolivarian Republic of Venezuela
Embassy of Venezuela
1099 30th Street, N.W.
Washington, D.C. 20007

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

     Reference is made to the registration statement filed by the Bolivarian Republic of Venezuela (the “Republic”) with the Securities and Exchange Commission (the “Commission”) on January 27, 2004 (Registration Statement No. 333-112250) (the “Registration Statement”).

     The sole purpose of this Amendment is to file with the Commission (a) the agreements included as Exhibits H, I and J hereof in accordance with the Republic’s undertaking in the Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement and (b) the letter of transmittal related to the prospectus supplement dated September 22, 2004 to the prospectus dated September 21, 2004, which forms part of the Registration Statement, included as Exhibit K hereof.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Caracas, Venezuela on the 7th day of October, 2004.

Bolivarian Republic of Venezuela
By:	/s/ Dr. Tobías Nóbrega Suárez
Dr. Tobías Nóbrega Suárez
Minister of Finance of the Bolivarian Republic of Venezuela

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None.
B:	None.
C:	Copy of the 2003 Annual Budget of the Republic*
D:	Current Description of the Republic*
E:	Press Release dated September 27, 2004*
F:	Press Release dated September 28, 2004*
G:	Press Release dated October 6, 2004*
H:	Dealer Managers Agreement dated September 22, 2004 among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
I:	Underwriting Agreement dated September 29, 2004 among the Republic, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated
J:	Amendment No. 2 to the Fiscal Agency Agreement, dated September 30, 2004 among the Republic, Banco Central de Venezuela and JP Morgan Chase Bank
K:	Letter of Transmittal related to the Prospectus Supplement dated September 22, 2004 to the Prospectus dated September 21, 2004

*	Previously filed